UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Lifecore Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

ARON R. ENGLISH

22NW, LP

590 1st Avenue South

Seattle, Washington 98104

(206) 227-3078

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%**
14	TYPE OF REPORTING PERSON

PN

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”).

** Percentage is based upon 32,894,996 Shares outstanding, consisting of (i) 30,546,936 shares of Common Stock as of March 14, 2024, as stated on the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 28, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2024, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%**
14	TYPE OF REPORTING PERSON

PN

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 32,894,996 Shares outstanding, consisting of (i) 30,546,936 shares of Common Stock as of March 14, 2024, as stated on the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 28, 2023, filed with the SEC on March 20, 2024, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%**
14	TYPE OF REPORTING PERSON

OO

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 32,894,996 Shares outstanding, consisting of (i) 30,546,936 shares of Common Stock as of March 14, 2024, as stated on the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 28, 2023, filed with the SEC on March 20, 2024, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%**
14	TYPE OF REPORTING PERSON

CO

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 32,894,996 Shares outstanding, consisting of (i) 30,546,936 shares of Common Stock as of March 14, 2024, as stated on the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 28, 2023, filed with the SEC on March 20, 2024, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%**
14	TYPE OF REPORTING PERSON

IN

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 32,894,996 Shares outstanding, consisting of (i) 30,546,936 shares of Common Stock as of March 14, 2024, as stated on the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 28, 2023, filed with the SEC on March 20, 2024, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		583
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

583
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Nathaniel Calloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,069*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,069*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

* Including 18,182 Shares underlying certain RSUs that have vested or will vest within 60 days of the date hereof.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Jason Aryeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Richard Cunningham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Matthew Korenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Elaine Thibodeau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Beau Garrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned on January 10, 2023, as previously amended on June 28, 2023 and February 29, 2024 (as amended, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)            This statement is filed by:

(i)	22NW Fund, LP, a Delaware limited partnership (“22NW Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	22NW, LP, a Delaware limited partnership (“22NW”), as the investment manager of 22NW Fund;
(iii)	22NW Fund GP, LLC, a Delaware limited liability company (“22NW GP”), as the general partner of 22NW Fund;
(iv)	22NW GP, Inc., a Delaware S Corporation (“22NW Inc.”), as the general partner of 22NW;
(v)	Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.;
(vi)	Bryson O. Hirai-Hadley;
(vii)	Nathaniel Calloway;
(viii)	Jason Aryeh;
(ix)	Richard Cunningham;
(x)	Matthew Korenberg;
(xi)	Elaine Thibodeau; and
(xii)	Beau Garrett.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons in (i) through (vii) above is 590 1st Avenue South, Unit C1, Seattle, WA 98104. The principal business address of Mr. Aryeh is 34 Sumner Rd., Greenwich, CT 06831. The principal business address of Mr. Cunningham is 73 Pin Pack Rd., Ridgefield, CT 06877. The principal business address of Mr. Garrett is 15261 Telcom Drive, Brooksville, FL 34604. The principal business address of Ms. Thibodeau is 2020 Derbyshire Road, Furlong, PA 18925. The principal business address of Mr. Korenberg is 712 Sturbridge Drive, Bryn Mawr, PA 19010.

(c)            The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the portfolio manager of 22NW, manager of 22NW GP and president and sole shareholder of 22NW Inc. Mr. Hirai-Hadley is head of research and partner at 22NW. Mr. Calloway is an analyst and partner at 22NW. The principal occupation of Mr. Aryeh is serving as the founder and managing general partner of JALAA Equities, LP, a private investment fund focused on the biotechnology and medical device sectors. The principal occupation of Mr. Cunningham is serving as the chief executive officer for Anebulo Pharmaceuticals Inc. (Nasdaq: ANEB), a clinical-stage biopharmaceutical company. The principal occupation of Mr. Korenberg is serving as the president and chief operating officer for Ligand Pharmaceuticals Incorporated (Nasdaq: LGND). Ms. Thibodeau is a health care supply chain professional and retired vice president of North America deliver operations for Johnson & Johnson (NYSE: JNJ). The principal occupation of Mr. Garrett is serving as the chief executive officer for American Injectables, a manufacturer of injectable biologic pharmaceuticals.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Messrs. English, Hirai-Hadley, Calloway, Aryeh, Cunningham, Korenberg and Garrett and Ms. Thibodeau are citizens of the United States of America.

Item 3.	Identity and Background.

Item 3 is hereby amended and restated as follows:

The securities of the Issuer purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,755,161 Shares directly owned by 22NW Fund is approximately $18,408,124, excluding brokerage commissions.

Pursuant to the Purchase Agreement (as defined in Item 4 below), 22NW Fund purchased from the Issuer 15,000 shares of Series A Preferred Stock (as defined in Item 4 below) for $15,000,000. 22NW Fund received 1,436 shares of Series A Preferred Stock in the form of dividends.

The securities of the Issuer directly owned by Mr. Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 583 Shares directly owned by Mr. Hirai-Hadley is approximately $6,066, excluding brokerage commissions.

In connection with the appointment of Nathaniel Calloway to the Board of Directors of the Issuer (the “Board”), as further described in Item 4 to the Schedule 13D, Mr. Calloway has been awarded certain restricted stock units (“RSUs”) in connection with his service as a director of the Issuer, including (i) 5,906 RSUs awarded on January 9, 2023 that vested on the first anniversary of the grant date and have been automatically settled in shares of common stock, (ii) 3,981 RSUs awarded on February 1, 2023 that vested on the first anniversary of the grant date and have been automatically settled in shares of common stock and (iii) 18,182 RSUs awarded on June 1, 2023 that vest on the earlier of the first anniversary of the grant date or the date of the 2024 Annual Meeting of Stockholders (provided such date is no less than 50 weeks from grant date).

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On May 16, 2024, 22NW Fund delivered a letter to the Issuer nominating Jason Aryeh and Richard Cunningham as Class I Directors, and Nathaniel Calloway, Ph.D., Matthew Korenberg, Elaine Thibodeau and Beau Garrett as Class II Directors, in each case for election to the Board at the Issuer's 2023 annual meeting of stockholders announced by the Issuer to be held on August 15, 2024 (the “Annual Meeting”). The Issuer has advised 22NW Fund that only Class II Directors will be elected at the Annual Meeting. In such case, only those persons nominated for election as Class II Directors would be up for election at the Annual Meeting. 22NW Fund reserves the right to switch the classes for which the directors were nominated at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 32,894,996 Shares outstanding, consisting of (i) 30,546,936 Shares outstanding as of March 14, 2024, which is the total number of shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2024, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

As of the date hereof, 22NW Fund directly beneficially owned 4,103,221 Shares, including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock, constituting approximately 12.5% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 583 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Hirai-Hadley may be deemed to beneficially own the 4,103,221 Shares beneficially owned by 22NW Fund, constituting approximately 12.5% of the Shares outstanding.

As of the date hereof, Mr. Calloway directly beneficially owned 28,069 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Calloway may be deemed to beneficially own the 4,103,221 Shares beneficially owned by 22NW Fund, constituting approximately 12.5% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 4,103,221 Shares beneficially owned by 22NW Fund, constituting approximately 12.5% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 4,103,221 Shares beneficially owned by 22NW Fund, constituting approximately 12.5% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 4,103,221 Shares beneficially owned by 22NW Fund, constituting approximately 12.5% of the Shares outstanding. Mr. English, as the portfolio manager of 22NW, manager of 22NW GP and president and sole shareholder of 22NW Inc., may be deemed to beneficially own the 4,103,221 Shares beneficially owned by 22NW Fund, constituting approximately 12.5% of the Shares outstanding.

As of the date hereof, Mr. Aryeh directly beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Cunningham directly beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Korenberg directly beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ms. Thibodeau directly beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Garrett directly beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 4,131,873 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 12.6% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b) By virtue of their respective positions with 22NW Fund, each of 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to have sole power to vote and dispose of the Shares directly beneficially owned by 22NW Fund.

Mr. Hirai-Hadley has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Mr. Calloway has the sole power to vote and dispose of the Shares directly beneficially owned by him.

None of Messrs. Aryeh, Cunningham, Korenberg or Garrett, nor Ms. Thibodeau have the sole power to vote and dispose of any Shares.

(c) There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure in Item 3 relating to the RSUs is incorporated herein by reference.

On May 16, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed, among other things, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of Messrs. Calloway, Aryeh, Cunningham, Korenberg and Garrett and Ms. Thibodeau has granted Aaron English and James Stoner, individually, a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any other related transactions. The POAs are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Joint Filing Agreement, dated May 16, 2024.

99.2       Powers of Attorney.

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2024

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH
Individually and as attorney-in-fact for Nathaniel Calloway, Jason Aryeh, Richard Cunningham, Matthew Korenberg Elaine J. Thibodeau, and Garrett Beau

/s/ Bryson O. Hirai-Hadley
BRYSON O. HIRAI-HADLEY